

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

Via E-mail
Jeremy Allaire
Chief Executive Officer
Brightcove Inc.
One Cambridge Center
Cambridge, MA 02142

> **Re: Brightcove Inc.**
> **Registration Statement on Form S-1**
> **Filed August 24, 2011**
> **File No. 333-176444**

Dear Mr. Allaire:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

3.   Your risk factor disclosure on page 24 suggests that following the IPO, your two largest
        stockholders will continue to each own a significant percentage of the company's stock
        and that, if they were to act together, these stockholders would be able to control all
        matters submitted to your stockholders for approval. Please tell us what consideration
        you gave to disclosing on your prospectus cover page and in your summary the
        substantial control these two stockholders may have on your company following the
        offering.

Prospectus Summary, page 1

4.   Please specifically disclose the factual basis for and the context of all your beliefs,
        understandings, estimates, and opinions set forth in the registration statement. Clarify
        when a statement is attributable to Brightcove as opposed to a third party, to the extent
        not apparent from the disclosure provided. As you are aware, you must be able to
        substantiate on a reasonable basis all of the projections, statistics and assertions included
        in the filing. In this regard, please provide support for the following, and clarify whether
        the assertions are based on data compiled by the company or a third party:

        •   Assertions such as that Video Cloud is "the world's leading online video platform,"
            and that Brightcove is "the recognized online video platform market leader;"

        •   Your statement on page 3 and elsewhere that in 2011 your customers have used
            Video Cloud to deliver an average of approximately 700 million video streams per
            month, which you "believe is more video streams per month than any other
            professional solution;"

        •   The statement, "In July 2011, our customers used Video Cloud to reach over
            165 million unique viewers on over 85,000 websites;"

        •   The claim that your management team has experience "building and scaling
            successful software companies;" and

        •   The assertion that Video Cloud enables your customers to publish and distribute
            video to Internet-connected devices "quickly, easily and in a cost-effective and high-
            quality manner."

5.   Further to the above comment, please provide detailed supplemental support for the
        following estimate presented in your summary and elsewhere in the prospectus: "We
        estimate our total addressable market for online video platforms to be approximately $2.3
        billion in 2011, growing to approximately $5.8 billion in 2015." We note in this regard
        your disclosure on page 72 explaining qualitatively how you estimate your total
        addressable market; in your response, please provide a thorough explanation of the data
        and calculations used to generate this forecast. In addition, clarify whether your estimate
        is limited to the total addressable market for online video platforms with software-as-a-

service models, or whether it includes other methods of delivery. If the latter, please explain why you believe it is appropriate to include as part of the company's addressable market online video platforms with other methods of delivery besides SaaS.

6.   In addition, please also tell us how your statement that you "believe that every organization with a website or digital content is a potential customer" of Brightcove is consistent with the above-referenced estimates regarding your total addressable market. Alternatively, revise this statement as appropriate each time it appears in the prospectus.

Prospectus Summary, page 1

7.   You disclose in the first paragraph of your summary that your customers include The New York Times Company, Oracle, Showtime, Philips Electronics, Macy's, Bank of America, the U.S. Army and Honda. Please disclose the criteria upon which these partners were selected for inclusion in the prospectus, for example, whether they are your most significant customers based on revenues generated or other criteria. In addition, tell us how you concluded that the identities of these customers are among the most significant aspects of your business or the offering, such that it is appropriate to include them in the opening paragraph of the prospectus summary. Refer to Item 503(a) of Regulation S-K and the Instruction thereto.

The Offering, page 6

8.   You disclose that, except as otherwise indicated, information in the prospectus gives effect to your planned reverse stock split at a ratio and date to be specified. Please confirm, as we assume to be the case, that the reverse stock split will occur prior to the initial public offering.

Risk Factors, page 9

General

9.   Please ensure that each of your risk factor headings is customized to the company and in its business. For example, we note the following headings that should be revised:

- "We currently depend on revenue from a single product," page 10. Please revise to state more precisely that 100% of your revenues comes from your Video Cloud product.

- "Our principal stockholders will exercise significant control over our company," page 24. Please revise to make clear that your two largest stockholders will have the ability, should they choose to act together, to control all matters submitted to for stockholder approval following the offering.

Risks Related to the Offering

"Failure of our infrastructure…," page 14

10.   You disclose that your success depends, in large part, on your ability to provide services to your customers via your relationships and infrastructure for the distribution and delivery of online media. You disclose further that you primarily use two content delivery networks to deliver content to end users, and that if one or both of these CDNs were to experience sustained technical failures, it could cause delays in your service and you could lose customers. It is unclear from this disclosure the extent of your reliance on these CDNs. As such, please tell us whether you have agreements in place with these two CDNs, and if so, provide us with an analysis of how you concluded that such agreements are not required to be filed as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

11.   So that investors may better understand the scope of the risks you describe, please expand upon the following statement: "In the past we have, on occasion, suffered temporary losses of our ability to deliver some or all elements of our service under circumstances that have affected our customers." For example, to the extent material, explain when, why, and for how long the company was unable to deliver its services and the extent of the harm to the company.

"We rely on software and services licensed from other parties," page 15

12.   You indicate that you rely on third-party licenses for various types of software and services that are included in your service and product offerings, and that your business would be disrupted if any of the software or services you license, or their functional equivalents, was no longer available on commercially reasonable terms. It is unclear from the disclosure the degree to which you rely on licenses for the use of the third-party software and services. To the extent your business is materially dependent on any such licenses, the agreements and their material terms should be discussed in Business. Please revise your filing accordingly, or provide us with support for your conclusion that you are not materially dependent on these licenses. Further, please tell us what consideration you gave to filing any such license agreements as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

"We use a limited number of data centers and cloud computing services facilities…," page 16

13.   You disclose that you manage your services and serve all your customers from three third-party data center facilities located in the U.S. and from a limited number of cloud computing services facilities located outside of the U.S., and you indicate that your business could be adversely affected if you are unable to renew your agreements with such third parties on commercially reasonable terms, or if there are performance

problems or natural disasters at such third-party facilities. Given your reliance on these facilities, please tell us what consideration you gave to filing the related agreements as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Selected Consolidated Financial Data, page 32

14. Revise to include pro forma earnings per share information (for the latest year and interim period) giving effect to the number of shares issued in this offering whose proceeds will be used to repay the outstanding principal and interest under our credit facility with Silicon Valley Bank. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 34

15. Please consider expanding your overview to address material risks and challenges facing Brightcove and how they are addressed by management. A more comprehensive overview could address, for example, the competition and price sensitivity the company faces, as disclosed in your risk factors. We note in this regard your disclosure that the company has recorded significant net losses in every year since formation and expects to continue to record net losses at least through 2012. Please explain more specifically how the company intends to attain profitability, if ever. We note your general statement on page 35 that the company expects to continue to "invest in [its] operations to support anticipated future growth;" to the extent that you believe such investments will position the company to become profitable, please explain how. Further, describe your plans, if any, to move toward profitability through the use of net proceeds from this offering and/or through improved operational efficiency.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Stock-based Compensation Arrangements, page 42

16. When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.

17. Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value

determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Supplementally, provide us with your growth rate assumptions used in your most recent valuation analysis.

18.   Please tell us the names and prices of publicly traded securities of comparable companies used in each of your valuation analyses for stock option grants during fiscal 2010 and subsequent issuances. In your response, please explain quantitatively how they impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your stock options. In addition, confirm whether the same set of comparables was used for establishing market multiples, volatility, and your discount rates.

Liquidity and Capital Resources, page 61

19.   You indicate on page F-41 that you have not provided for U.S. income taxes on the undistributed earnings of your international subsidiaries since you appear to intend to reinvest permanently outside the U.S. Revise to disclose the amount of cash and investments that are currently held in subsidiaries where earnings are indefinitely reinvested. To the extent that this tax strategy relates to certain countries, then disclose the names of such countries. We refer you to Section IV of SEC Release No. 33-8350.

20.   We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

Contractual Obligations and Commitments, page 65

21.   We note that beneath the contractual obligations table, you discuss your lease obligations incurred on June 23, 2011, after your last fiscal year end. Please tell us what consideration you gave to discussing here as well your outstanding debt obligations incurred in connection with your credit facility with Silicon Valley Bank, which was also entered into subsequent to December 31, 2010.

Business, page 69

General

22.   We note that a significant percentage of your revenues are generated from a subscription based, software-as-a-service model. Tell us if you considered providing the disclosures

in Item 101(c)(1)(viii) of Regulation S-K related to your non-cancellable contracts (i.e. backlog).

Our Market and Industry, page 70

23.   With respect to any third-party statements in your prospectus such as the market data by Infonetics Research, Frost & Sullivan, Cisco Systems and IDC presented in this section, please supplementally provide us with the relevant portions of such publications. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports. We note in this regard your statement on page 128 that you have not sought nor obtained consents from any of the sources of industry and market data cited in the filing.

24.   You list several trends that you suggest reflect a "large and growing market for [y]our on-demand solutions." It appears that certain of these trends, such as those relating to overall video consumption online and through mobile devices, may reflect activities that are unrelated to the company's current business (for example, individual, non-commercial video sharing). Accordingly, their relevance to the company's current business and future opportunities is not clear. Please revise your disclosure to clarify the general nature of such trends, and to explain how you believe these general trends translate into a large and growing market for on-demand video solutions such as yours that are aimed at paying customers.

Our Customers

Case Studies, page 75

25.   You present several case studies of customers that have utilized your Video Cloud solutions. Please supplementally identify the customers whose case studies you present, and confirm that they have agreed to their case studies being used in this manner.

Principal Stockholders, page 109

26.   Several footnotes to the principal stockholder table disclaim beneficial ownership except to the extent of the beneficial owner's pecuniary interest. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please revise to clearly disclose who has voting and/or investment power over the shares. Alternatively, provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership, or delete the disclaimers. In that regard, we note that Item 403 of

Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that the amount of beneficial ownership may be determined only in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Market and Industry Data and Forecasts, page 128

27. We note the following disclosure in this section: "Our internal research has not been verified by any independent source, and we have not independently verified any third party information. While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

Consolidated Financial Statements

Note 4. Commitments and Contingencies, page F-29

28. You indicate management does not believe the outcome of litigation claims will have a material adverse effect on the financial condition of the company based on the status of proceedings at this time. It is unclear whether you omitted the statement of operations, cash flows, and redeemable convertible preferred stock, stockholders' (deficit) equity and comprehensive loss for a particular reason. Please revise this language to ensure that your disclosures provide information in the context of that which is *material to your financial statements*, rather than any variation thereof.

Note 6. Joint Venture, page F-36

29. Revise to provide the disclosures required by ASC 810-10-50-2A.

30. Additionally, since you obtained the controlling interest in the joint venture, tell us if the creation of the joint venture qualified as a business combination under ASC 805. If so, please revise to comply with the disclosure requirements of ASC 805. In your response, provide us with your analysis as to whether the joint venture qualifies as a business pursuant to ASC 805-10-25-1, ASC 805-10-20, and ASC 805-10-55-4 to 5.

Exhibit Index

31. Please tell us what consideration you gave to filing your preferred stock agreements as an exhibit to the registration statement pursuant to Item 601(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Katherine Wray for

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Joseph C. Theis, Jr., Goodwin Proctor, LLP